SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

GREEN PLAINS PARTNERS LP

(Name of Issuer)

Green Plains Partners LP

Green Plains Inc.

Green Plains Holdings LLC

GPLP Holdings Inc.

GPLP Merger Sub LLC

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number of Class of Securities)

Michelle S. Mapes	Michelle S. Mapes
Chief Legal & Administration Officer, Corporate Secretary	Chief Legal & Administration Officer, Corporate Secretary
Green Plains Inc.	Green Plains Partners LP
1811 Askarben Drive	1811 Askarben Drive
Omaha, Nebraska 68106	Omaha, Nebraska 68106
(402) 884-8700	(402) 884-8700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Ryan J. Maierson	Tull R. Florey
Thomas G. Brandt	Hillary H. Holmes
Latham & Watkins LLP	Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3700	811 Main Street, Suite 3000
Houston, Texas 77002	Houston, Texas 77002
(713) 546-7400	(346) 718-6600

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☒	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 3”) amends and supersedes the Rule 13E-3 Transaction Statement on Schedule 13E-3 originally filed on October 17, 2023 (together with the exhibits filed thereto, the “Original Statement”), as amended by Amendment No. 1 thereto filed on November 17, 2023 (together with the exhibits filed thereto, “Amendment No. 1”), as amended by Amendment No. 2 thereto filed on December 4, 2023 (together with the exhibits filed thereto, “Amendment No. 2” and the Original Statement, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, together with the exhibits filed hereto and thereto, this “Amended Transaction Statement”) and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Green Plains Partners LP, a Delaware limited partnership (“GPP”) and the issuer of the common units representing limited partner interests in GPP (“GPP Common Units,” and the holders of GPP Common Units, the “GPP Unitholders”) that are subject to the Rule 13e-3 transaction, (ii) Green Plains Inc., an Iowa corporation (“GPRE”), (iii) GPLP Holdings Inc., a Delaware corporation and a wholly owned subsidiary of GPRE (“Holdings”), (iv) GPLP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), and (v) Green Plains Holdings LLC, a Delaware limited liability company and the general partner of GPP (the “General Partner”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 16, 2023 (as the same may be amended or supplemented from time to time, the “Merger Agreement”), by and among GPRE, Holdings, Merger Sub, GPP and the General Partner, pursuant to which Merger Sub merged with and into GPP, with GPP surviving as an indirect, wholly owned subsidiary of GPRE (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each outstanding GPP Common Unit other than GPP Common Units owned by GPRE, the General Partner and their respective affiliates (each, a “GPP Public Common Unit” and the holders of such units, the “GPP Unaffiliated Unitholders”) converted into the right to receive, subject to adjustment as described in the Merger Agreement, (i) 0.405 shares of common stock, par value $0.001 per share, of GPRE (the “GPRE Common Stock” and the shares of GPRE Common Stock issued in the Merger, the “Stock Consideration”) and (ii) $2.50 in cash, without interest (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). In addition, at the Effective Time, each of the outstanding awards relating to a GPP Common Unit issued under a Partnership Long-Term Incentive Plan (as defined in the Merger Agreement) became fully vested and was automatically canceled and converted into the right to receive, with respect to each GPP Common Unit subject thereto, the Merger Consideration (plus any accrued but unpaid amounts in relation to distribution equivalent rights). Except for the incentive distribution rights representing limited partner interests in GPP, which were automatically canceled immediately prior to the Effective Time for no consideration in accordance with the First Amended and Restated Agreement of Limited Partnership of GPP, dated as of July 1, 2015 (as amended, the “Partnership Agreement”), the limited partner interests in GPP owned by GPRE, the General Partner and their respective affiliates prior to the Effective Time remain outstanding as limited partner interests in the surviving entity. The economic general partner interest in GPP remained outstanding as a general partner interest in the surviving entity immediately following the Effective Time, and the General Partner continued as the sole general partner of the surviving entity. No fractional shares of GPRE Common Stock were issued in the Merger; instead, all fractional shares of GPRE Common Stock to which a GPP Unaffiliated Unitholder otherwise would have been entitled were aggregated and the resulting fraction was rounded up to the nearest whole share of GPRE Common Stock.

The Merger became effective upon the filing of a properly executed certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on January 9, 2024.

On September 15, 2023, the board of directors of GPRE (the “GPRE Board”), by unanimous vote (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the issuance of GPRE Common Stock as part of the Merger Consideration (the “GPRE Stock Issuance”), are in the best interests of GPRE and its shareholders and (ii) approved and authorized the execution and delivery of the Merger

Agreement and that certain Support Agreement, dated as of September 16, 2023, by and among GPP, GPRE, Jerry L. Peters, the Jerry L. Peters and Kari A. Peters Joint Trust Agreement, dated October 21, 2020, Michelle S. Mapes, Todd A. Becker and G. Patrich Simpkins Jr. (such holders and GPRE, collectively, the “Support Parties”) (the “Support Agreement” and, together with the Merger Agreement, the “Transaction Documents”) and the consummation of the transactions contemplated thereby, including the Merger and the GPRE Stock Issuance, on the terms and subject to the conditions set forth in the Transaction Documents.

On September 16, 2023, the conflicts committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”), by unanimous vote, in good faith, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of GPP, including the GPP Unaffiliated Unitholders, (ii) approved the Transaction Documents and the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Transaction Documents (the foregoing constituting “Special Approval” as defined in the Partnership Agreement) and (iii) recommended to the GP Board the approval by the GP Board of the Transaction Documents and the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby, including the Merger.

On September 16, 2023, following receipt of the recommendation of the Conflicts Committee, the GP Board (acting, in part, based upon the recommendation of the Conflicts Committee), by unanimous vote, in good faith, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of GPP, including the GPP Unaffiliated Unitholders, (ii) approved the Transaction Documents and the transactions contemplated thereby, including the Merger, (iii) authorized the execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby, including the Merger, on the terms and subject to the conditions set forth in the Transaction Documents and (iv) directed that the Merger Agreement and the Merger be submitted to a vote of the limited partners of GPP (the “GPP Limited Partners”) for approval pursuant to Section 14.3 of the Partnership Agreement and authorized the GPP Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Pursuant to the Partnership Agreement, the approval of the Merger Agreement and the Merger by GPP required the affirmative vote or written consent of the holders of a majority of the outstanding GPP Common Units (the “Required Limited Partner Written Consent”). Under the Support Agreement, each Support Party irrevocably and unconditionally agreed to deliver a written consent, covering all of the GPP Common Units beneficially owned by such Support Party, approving the Merger Agreement and the transactions contemplated thereby, including the Merger, and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement (the “Written Consent”), as promptly as practicable after the effectiveness of the Consent Solicitation Statement/Prospectus (as defined below). On December 6, 2023, the Support Parties, who as of the record date for the consent solicitation collectively beneficially owned 11,661,429 GPP Common Units, representing approximately 50.1% of the outstanding GPP Common Units, delivered the Written Consent in accordance with the terms of the Support Agreement. The delivery of the Written Consent was sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on behalf of the GPP Limited Partners.

On November 17, 2023, GPRE filed with the SEC an amended registration statement on Form S-4 (Registration No. 333-275007), which included a notice of solicitation of written consent and a consent solicitation statement/prospectus with respect to (i) the issuance of shares of GPRE Common Stock required to fund the Stock Consideration and (ii) the solicitation of written consents from the GPP Limited Partners. The registration statement on Form S-4 became effective under the Securities Act of 1933, as amended (the “Securities Act”) on December 1, 2023. On December 4, 2023, (i) GPRE filed with the SEC a prospectus pursuant to Rule 424(b)(3) promulgated under the Securities Act (the “GPRE Prospectus”), and (ii) GPP filed with the SEC a definitive consent solicitation statement on Form DEFM14A pursuant to Section 14(a) of the Exchange Act (the “GPP Consent Solicitation Statement”). Each of the GPRE Prospectus and the GPP Consent Solicitation Statement included a notice of solicitation of written consent and a consent solicitation statement/prospectus (the “Consent Solicitation Statement/Prospectus”). GPP first mailed the Consent Solicitation Statement/Prospectus to GPP Limited Partners on or about December 6, 2023. A copy of the Consent Solicitation Statement/Prospectus is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Consent Solicitation Statement/Prospectus. A copy of the Support Agreement is attached as Annex B to the Consent Solicitation Statement/Prospectus. All references in this Amended Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 3 is being filed pursuant to Rule 13e-e(d)(3) to report the results of the transaction that is the subject to this Amended Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Consent Solicitation Statement/Prospectus, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Consent Solicitation Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Consent Solicitation Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement have the meanings given to them in the Consent Solicitation Statement/Prospectus.

All information concerning GPP contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by GPP. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15(c) is hereby amended and supplemented by adding the following language:

As of January 4, 2024, following the expiration of the consent solicitation period, the holders of a majority of the outstanding GPP Common Units, which included GPP Common Units owned directly or indirectly by the Support Parties, consented to and approved the Merger Agreement and the Merger by written consent. The Merger was consummated on January 9, 2024, pursuant to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. At the Effective Time, each outstanding GPP Public Common Unit was converted into the right to receive the Merger Consideration.

As a result of the completion of the Merger, GPP Common Units have ceased to trade on Nasdaq and became eligible for delisting from Nasdaq and termination of registration under the Exchange Act. GPP has requested that Nasdaq file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of GPP Common Units from Nasdaq. GPP intends to file with the SEC a Certification and Notice of Termination of Registration on Form 15 in order to terminate or suspend its reporting obligations under Section 13(a) and 15(d) of the Exchange Act as promptly as practicable.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Consent Solicitation Statement/Prospectus (incorporated herein by reference to Green Plains Partners LP’s Definitive Consent Solicitation Statement on Form DEFM14A filed with the SEC on December 4, 2023, File No. 001-37469).

(a)(2)	Form of Written Consent for Green Plains Partners LP Limited Partners (incorporated herein by reference to the Consent Solicitation Statement/Prospectus).

(a)(3)	Letter to Unitholders (incorporated herein by reference to the Consent Solicitation Statement/Prospectus).

(a)(4)	Notice of Solicitation of Written Consent (incorporated herein by reference to the Consent Solicitation Statement/Prospectus).

(a)(5)*	Press Release, dated May 4, 2023 (incorporated herein by reference to Exhibit 99.1 of Green Plain Inc.’s Current Report on Form 8-K filed on May 4, 2023, File No. 001-32924).

(a)(6)*	Press Release, dated September 18, 2023 (incorporated herein by reference to Exhibit 99.1 of Green Plain Inc.’s Current Report on Form 8-K filed on September 18, 2023, File No. 001-32924).

(a)(7)	Press Release, dated January 5, 2024 (incorporated herein by reference to Exhibit 99.1 of Green Plain Inc.’s Current Report on Form 8-K filed on January 5, 2024, File No. 001-32924).

(a)(8)	Press Release, dated January 9, 2024 (incorporated herein by reference to Exhibit 99.1 of Green Plain Inc.’s Current Report on Form 8-K filed on January 9, 2024, File No. 001-32924).

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex C of the Consent Solicitation Statement/Prospectus).

(c)(2)*	Discussion materials prepared by BofA Securities, Inc., dated April 27, 2023, for the Board of Directors of Green Plains Inc.

(c)(3)*	Discussion materials prepared by BofA Securities, Inc., dated September 5, 2023, for the Board of Directors of Green Plains Inc.

(c)(4)*	Discussion materials prepared by BofA Securities, Inc., dated September 15, 2023, for the Board of Directors of Green Plains Inc.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated June 30, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated July 2, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated July 7, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(8)*	Presentation materials prepared by Evercore Group L.L.C., dated July 25, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(9)*	Presentation materials prepared by Evercore Group L.L.C., dated July 31, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(10)*	Presentation materials prepared by Evercore Group L.L.C., dated August 1, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(11)*	Presentation materials prepared by Evercore Group L.L.C., dated August 3, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(12)*	Presentation materials prepared by Evercore Group L.L.C., dated August 8, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(13)*	Presentation materials prepared by Evercore Group L.L.C., dated September 8, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(c)(14)*	Presentation materials prepared by Evercore Group L.L.C., dated September 16, 2023, for the Conflicts Committee of the Board of Directors of Green Plains Holdings LLC.

(d)(1)	Agreement and Plan of Merger, dated as of September 16, 2023, by and among Green Plains Inc., GPLP Holdings Inc., GPLP Merger Sub LLC, Green Plains Holdings LLC and Green Plains Partners LP (incorporated herein by reference to Annex A of the Consent Solicitation Statement/Prospectus).

(d)(2)	Support Agreement, dated as of September 16, 2023, by and among Green Plains Partners LP, Green Plains Inc., and the parties listed on the signature pages thereto (incorporated herein by reference to Annex B of the Consent Solicitation Statement/Prospectus).

(f)(1)*	First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP, dated as of July 1, 2015, between Green Plains Holdings LLC and Green Plains Inc. (incorporated herein by reference to Exhibit 3.1 of Green Plain Partners LP’s Current Report on Form 8-K filed on July 1, 2015, File No. 001-37469).

(f)(2)*	First Amendment to the First Amended and Restated Agreement of Limited Partnership of Green Plains Partners LP (incorporated herein by reference to Exhibit 10.1 of Green Plains Partners LP’s Quarterly Report on Form 10-Q filed on May 9, 2019, File No. 001-37469).

(f)(3)*	Delaware Code Title 6 § 17-212.

(g)	None.

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 9, 2024

GREEN PLAINS INC.

By:	/s/ Todd Becker
Name:	Todd Becker
Title:	President & Chief Executive Officer

GPLP HOLDINGS INC.

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Secretary

GPLP MERGER SUB

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Secretary

GREEN PLAINS PARTNERS LP

By:	Green Plains Holdings LLC
its general partner

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Chief Legal & Administration Officer,
Corporate Secretary

GREEN PLAINS HOLDINGS LLC

By:	/s/ Michelle Mapes
Name:	Michelle Mapes
Title:	Chief Legal & Administration Officer,
Corporate Secretary